Exhibit 99.1

GLASS HOUSE BRANDS INC.

(FORMERLY MERCER PARK BRAND ACQUSITION CORP.)

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

AS OF

SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021 AND 2020

GLASS HOUSE BRANDS INC.

Table of Contents

Page(s)

Condensed Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4 – 5

Notes to Unaudited Condensed Interim Consolidated Financial Statements	6 – 28

GLASS HOUSE BRANDS INC.

Condensed Consolidated Balance Sheets

As of September 30, 2021 and December 31, 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
	Unaudited
ASSETS
Current Assets:
Cash	$28,861,502	$4,535,251
Accounts Receivable, Net	2,668,167	5,141,021
Prepaid Expenses and Other Current Assets	7,623,281	1,922,746
Inventory	11,355,962	6,866,002

Total Current Assets	50,508,912	18,465,020

Operating Lease Right-of-Use Assets, Net	2,950,525	2,532,629
Investments	8,164,827	10,701,868
Property, Plant and Equipment, Net	186,939,145	27,192,027
Intangible Assets, Net	4,920,833	5,279,000
Goodwill	4,918,823	4,815,999
Other Assets	160,478	554,266

TOTAL ASSETS	$258,563,543	$69,540,809
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$18,031,938	$11,310,718
Contingent Shares and Earnout Liabilities	39,236,941	-
Shares Payable	2,756,830	-
Derivative Liabilities - Convertible Debt	-	7,365,000
Current Portion of Operating Lease Liabilities	219,114	327,329
Current Portion of Notes Payable	37,626	601,187
Total Current Liabilities	60,282,449	19,604,234
Operating Lease Liabilities, Net of Current Portion	2,761,341	2,318,852
Other Non-Current Liabilities	1,366,900	849,358
Deferred Tax Liabilities	1,093,416	1,420,583
Notes Payable, Net of Current Portion	207,382	15,368,892
Notes Payable, Net of Current Portion - Related Parties	-	3,703,966

TOTAL LIABILITIES	65,711,488	43,265,885

SHAREHOLDERS' EQUITY:
Subordinate Voting Shares (No Par value, Unlimited shares authorized, 29,460,947 and nil shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	-	-

Exchangeable Shares (No Par value, Unlimited shares authorized, 27,290,154 and 23,191,563 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	-	-
Additional Paid-In Capital	235,110,523	42,934,402
Accumulated Deficit	(42,258,468)	(16,659,478)

TOTAL SHAREHOLDERS' EQUITY	192,852,055	26,274,924

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$258,563,543	$69,540,809

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Revenues, Net	$17,171,852	$13,307,759	$51,086,410	$31,319,809
Cost of Goods Sold	14,824,559	8,362,072	34,702,383	19,377,719

Gross Profit	2,347,293	4,945,687	16,384,027	11,942,090

Operating Expenses:
General and Administrative	8,530,522	4,703,107	20,252,908	13,419,767
Sales and Marketing	856,534	336,730	2,351,816	1,118,319
Professional Fees	1,694,281	350,181	6,998,482	1,497,747
Depreciation and Amortization	783,482	701,352	2,246,338	1,849,871

Total Operating Expenses	11,864,819	6,091,370	31,849,544	17,885,704

Loss from Operations	(9,517,526)	(1,145,683)	(15,465,517)	(5,943,614)

Other Expense (Income):
Interest Expense	11,665	622,710	2,193,375	1,476,995
Interest Income	(16,443)	(41,166)	(48,665)	(203,999)
Loss on Investments	568,471	51,489	852,729	126,397
(Gain) Loss on Change in Fair Value of Derivative Liabilities	-	988,898	(825,000)	1,925,886
Gain on Change in Fair Value of Contingent Liabilities	(3,223,393)	-	(3,223,393)	-
Loss on Disposition of Subsidiary	-	-	6,090,339	-
Gain on Extinguishment of Debt	-	(573,113)	-	(184,057)
Other Expense (Income), Net	97,858	(2,708)	57,344	(30,477)

Total Other (Income) Expense, Net	(2,561,842)	1,046,110	5,096,729	3,110,745

Loss from Operations Before Provision for Income Tax Expense	(6,955,684)	(2,191,793)	(20,562,246)	(9,054,359)

Provision for Income Tax Expense	772,792	1,613,167	5,036,744	3,545,870

Net Loss	$(7,728,476)	$(3,804,960)	$(25,598,990)	$(12,600,229)

Loss Per Share - Basic and Diluted	$(0.15)	$(0.16)	$(0.77)	$(0.61)

Weighted-Average Shares Outstanding - Basic and Diluted	51,293,958	23,191,563	33,305,042	20,616,559

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Nine Months Ended September 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	Units	Units	Units	$ Amount	Units	$ Amount
											TOTAL EQUITY
		Multiple	Subordinate	Exchangeable	Class A	Class A	Class B	Class B	Additional Paid-		ATTRIBUTABLE	Non-	TOTAL
	Members'	Voting	Voting	Non-Voting	Common	Common	Common	Common	In	Accumulated	TO	Controlling	SHAREHOLDERS'
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS'	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2019	$35,047,515	-	-	-	-	$-	-	$-	$-	$-	$35,047,515	$3,554,731	$38,602,246
Retroactive Application of Recapitalization (1)	(35,047,515)	-	-	22,388,322	-	-	-	-	38,602,246	-	3,554,731	(3,554,731)	-
Balance at December 31, 2019, After Effect of Retroactive Application of Recapitalization (1)	-	-	-	22,388,322	-	-	-	-	38,602,246	-	38,602,246	-	38,602,246
Net Loss	-	-	-	-	-	-	-	-	-	(12,600,229)	(12,600,229)	-	(12,600,229)
Contributions	-	-	-	-	-	-	-	-	10,318	-	10,318	-	10,318
Share-Based Compensation from Options	-	-	-	-	-	-	-	-	1,945,909	-	1,945,909	-	1,945,909
Issuance of Warrants in Relief of Liabilities	-	-	-	-	-	-	-	-	426,887	-	426,887	-	426,887
Issuance for Business Acquisition (1)	-	-	-	1,004,676	-	-	-	-	3,095,642	-	3,095,642	-	3,095,642
Cancellation of Shares for Issuance of Convertible Debt (1)	-	-	-	(201,435)	-	-	-	-	(1,750,000)	-	(1,750,000)	-	(1,750,000)
BALANCE AS OF SEPTEMBER 30, 2020	$-	-	-	23,191,563	-	$-	-	$-	$42,331,002	$(12,600,229)	$29,730,773	$-	$29,730,773
BALANCE AS OF DECEMBER 31, 2020, As Previously Reported	$-	-	-	-	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924
Retroactive Application of Recapitalization (1)	-	-	-	23,191,563	(205,900,164)	(2,059)	(32,295,270)	(323)	2,382	-	-	-	-
Balance at December 31, 2020, After Effect of Retroactive Application of Recapitalization (1)	-	-	-	23,191,563	-	-	-	-	42,934,402	(16,659,478)	26,274,924	-	26,274,924
Net Loss	-	-	-	-	-	-	-	-	-	(25,598,990)	(25,598,990)	-	(25,598,990)
Share-Based Compensation from Options and RSU's	-	-	-	-	-	-	-	-	5,286,672	-	5,286,672	-	5,286,672
Share-Based Compensation from Common Shares (1)	-	-	-	48,682	-	-	-	-	225,000	-	225,000	-	225,000
Issuance for Business Acquisition (1)	-	-	-	731,369	-	-	-	-	3,380,278	-	3,380,278	-	3,380,278
Issuance for Conversion of Convertible Debt (1)	-	-	-	646,096	-	-	-	-	1,925,000	-	1,925,000	-	1,925,000
Preferred Shares of Subsidiary Issued for Conversion of Debt (1)	-	-	-	-	-	-	-	-	31,288,392	-	31,288,392	-	31,288,392
Derivative Liability Reclassed to Equity Upon Conversion of Debt	-	-	-	-	-	-	-	-	6,722,000	-	6,722,000	-	6,722,000
Issuance for Conversion of Preferred Shares (1)	-	-	-	2,512,295	-	-	-	-	-	-	-	-	-
Issuance for Exercise of Warrants (1)	-	-	-	160,149	-	-	-	-	-	-	-	-	-
Issuance for Exercise of Options	-	-	525,039	-	-	-	-	-	88,654	-	88,654	-	88,654
Reclass to Share Payable	-	-	-	-	-	-	-	-	(2,756,830)	-	(2,756,830)	-	(2,756,830)
Shares Issued in Business Combination for Cash	-	4,754,979	22,335,908	-	-	-	-	-	116,675,330	-	116,675,330	-	116,675,330
Cash Received in Advance of Shares Issued	-	-	100,000	-	-	-	-	-	1,000,000	-	1,000,000	-	1,000,000
Shares Issued for the Purchase of Property and Equipment	-	-	6,500,000	-	-	-	-	-	29,250,000	-	29,250,000	-	29,250,000
Distributions to Preferred Shareholders	-	-	-	-	-	-	-	-	(908,375)	-	(908,375)	-	(908,375)
BALANCE AS OF SEPTEMBER 30, 2021	$-	4,754,979	29,460,947	27,290,154	-	$-	-	$-	$235,110,523	$(42,258,468)	$192,852,055	$-	$192,852,055

(1)	Amounts shown have been retroactively restated to give effect to the recapitalization transaction at a rate of 1 to 10.27078 GH Group Share.

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(25,598,990)	$(12,600,229)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Recovery) Expense	(327,167)	203,040
Interest Capitalized to Notes Payable	1,427,522	603,853
Interest Income Capitalized to Principal Balance	(48,085)	(87,931)
Depreciation and Amortization	2,246,338	1,849,871
Loss on Investments	852,729	126,397
Loss on Disposition of Subsidiary	6,070,902	-
Gain on Extinguishment of Debt	-	(184,057)
Non-Cash Operating Lease Costs	463,563	725,648
Accretion of Debt Discount and Loan Origination Fees	760,226	641,943
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(825,000)	1,925,886
Gain on Change in Fair Value of Contingent Liabilities	(3,223,393)	-
Share-Based Compensation	5,511,672	1,945,909
Changes in Operating Assets and Liabilities:
Accounts Receivable	2,451,787	(2,063,518)
Prepaid Expenses and Other Current Assets	(4,003,665)	(414,800)
Inventory	(4,146,671)	(2,306,159)
Other Assets	298,369	(8,213)
Accounts Payable and Accrued Liabilities	1,369,375	593,569
Cash Payments - Operating Lease Liabilities	(472,014)	(650,033)
Income Taxes Payable	4,740,280	2,769,282
Other Non-Current Liabilities	517,542	187,163

NET CASH USED IN OPERATING ACTIVITIES	(11,934,680)	(6,742,379)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(97,154,888)	(3,380,299)
Issuance of Note Receivable	-	(1,140,000)
Purchase of Investments	(657,504)	(2,521,406)
Distributions Received from Equity Method Investments	296,507	132,000
Cash Paid for Business Acquisition, Net of Cash and Cash Equivalents Acquired	(284,028)	(81,522)

NET CASH USED IN INVESTING ACTIVITIES	(97,799,913)	(6,991,227)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	10,512,820	13,854,786
Payments on Notes Payable, Third Parties and Related Parties	(947,919)	(497,329)
Cash Received Upon Issuance of Equity	125,404,318	-
Contributions - Controlling and Non-Controlling Interest	-	10,318
Distributions - Controlling and Non-Controlling Interest	(908,375)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	134,060,844	13,367,775

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,326,251	(365,831)
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,861,502	$2,266,055

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$174,374	$148,875
Cash Paid for Taxes	$35,829	$10,200

Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$5,709,615	$7,902,973
Proceeds Deposited Into Escrow Account	$2,029,932	$-
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$255,757	$-
Conversion of Convertible Debt and Derivative Liability to Equity	$39,935,392	$426,887
Cancellation of Shares for Issuance of Convertible Debt	$-	$1,750,000
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942
Acquisition of Non-Controlling Interest Upon Roll-Up	$-	$3,554,731
Derivative Liability Incurred Upon Issuance of Convertible Debt	$182,000	$6,961,337
Shares Payable to Vested Option Holders	$2,756,830	$-
Shares Issued for the Purchase of Property and Equipment	$29,250,000	$-
Contingent Liabilities Recognized for the Purchase of Property and Equipment	$34,820,000	$-
Contingent Earnout Recorded as a Liability	$7,640,334	$-

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.       NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares, restricted voting shares and limited voting shares (collectively, the “Equity Shares”), and common share purchase warrants are listed on the Neo Exchange, trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

On January 31, 2020, pursuant to an Agreement and Plan of Merger (and various securities exchange agreements), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, Inc., formerly known as California Cannabis Enterprises, Inc. (“GH Group”), whereby GH Group survived the merger and now owns and controls the assets from such merged out entities. GH Group is now an indirectly held subsidiary of the Company. See “Business Combination Transaction” below.

Business Combination Transaction

On June 29, 2021, Mercer Park, a special purpose acquisition corporation or SPAC listed in the Neo Exchange in Canada, consummated its qualifying transaction (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 8, 2021, as amended, pursuant to which Mercer Park acquired indirectly 100% of the common equity interests of GH Group, which included all outstanding Class A and Class B common shares of GH Group as well as assuming all outstanding common share purchase warrants and assuming or exchanging all qualified incentive stock options of GH Group. As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of Mercer Park, which changed its name to Glass House Brands Inc. concurrent with the closing of the Business Combination. The Business Combination was effectuated by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group become a majority-owned indirect subsidiary of the Company. GH Group is considered the acquirer for accounting and financial reporting purposes and the Business Combination is treated as a recapitalization of GH Group.

Upon closing of the Business Combination, Mercer Park acquired all of the issued and outstanding securities of GH Group with the exception of GH Group’s Preferred Shares, in exchange for an aggregate of 50,151,101 Equity Shares of the Company (which total includes, on an as-exchanged basis, Equity Shares issuable upon exchange of outstanding exchangeable shares (the “Exchangeable Shares”) of the Company’s subsidiary, MPB Acquisition Corp. (“MPB”)). The Company also issued 4,754,979 Multiple Voting Shares to certain founders of GH Group. In addition, 28,489,500 of the common share purchase warrants previously issued and outstanding in the capital of Mercer Park. were assumed and remain outstanding. Of the 50,151,101 Equity Shares (inclusive of Exchangeable Shares on an as exchanged- basis) noted above, 731,360 Exchangeable Shares are held in escrow pending any final working capital adjustments. Additionally, 1,008,975 Equity Shares issued to the previous sponsors of Mercer Park are subject to a contractual locked up with the Company. These shares are to be released from the lockup restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of September 30, 2021, the Company released 392,819 Equity Shares that were originally subject to the lock up restrictions, and 616,156 Equity Shares are subject to a capital based earnout of permitted debt or equity financings within one year following the closing the Business Combination. As of September 30, 2021, additional earnout payments consisting of up to an additional 6,306,095 Equity Shares are issuable to the previous sponsors of Mercer Park and all holders of record of the Company’s Equity Shares, the Exchangeable Shares, vested stock options and vested restricted stock units of the Company (“RSUs”) as of September 30, 2021, in the event the 20-day VWAP of the Equity Shares reaches $13.00 or $ 15.00 within two years of closing the Business Combination. In the event that the permitted debt or equity raised by the Company and the Equity Share price targets are not met, the earnout payments will be forfeited.

GH Group, Inc. was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805 “Business Combinations” (“ASC 805”). This determination was primarily based on GH Group’s stockholders prior to the Business Combination having a majority of the voting interests in the Company following the closing of the Business Combination, GH Group’s operations comprising the ongoing operations of the Company, GH Group’s designees comprising a majority of the board of directors of Company, and GH Group’s senior management comprising the senior management of the Company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GH Group issuing stock for the net assets of Mercer Park, accompanied by a recapitalization. The net assets of Mercer Park are stated at historical cost, with no goodwill or other intangible assets recorded.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.       NATURE OF OPERATIONS (Continued)

While Mercer Park was the legal acquirer in the Business Combination, because GH Group was deemed the accounting acquirer, the historical financial statements of GH Group became the historical financial statements of the Company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of GH Group prior to the Business Combination; (ii) the combined results of the Company and GH Group following the closing of the Business Combination; (iii) the assets and liabilities of GH Group at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure of the Company has been restated in all comparative periods to reflect the number of Equity Shares (including Exchangeable Shares on an as-exchanged basis) issued to GH Group’s shareholders in connection with the Business Combination on the statement of changes in shareholders equity and the footnotes to the Financial Statements. As such, the shares and corresponding capital amounts and earnings per share related to GH Group’s Class A and Class B common shares prior to the Business Combination have been retroactively restated to reflect an exchange ratio of 10.27078 Class A or Class B common shares of GH Group, as applicable, per 1 Equity Share of the Company, as established pursuant to the Business Combination Agreement.

COVID-19

The Company has continued to closely monitor the impact of the COVID-19 global pandemic, with a focus on the health and safety of employees, business continuity and supporting its communities. The Company has implemented various preventative measures to reduce the spread of the virus and has experienced minimal disruption to its production, supply and distribution chains. As of the date hereof, all of the Company’s operating subsidiaries are operational, with retail stores being considered an essential business under current state guidelines. In addition, a portion of the Company’s workforce continues to effectively work remotely using various technological tools to maintain full operations and internal controls over financial reporting and disclosures.

The COVID-19 pandemic, including government measures to limit the spread of COVID-19, did not have a material adverse impact on the Company’s results of operations for the three and nine months ended September 30, 2021. However, given the uncertainties associated with the COVID-19 pandemic, including those related to the distribution and acceptance of the vaccines and their effectiveness with respect to new variants of the virus, the use of the Company’s products by consumers, disruptions to the global and local economies due to related stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations and a reduction in discretionary consumer spending, we are unable to estimate the future impact of the COVID-19 pandemic on our business, financial condition, results of operations, and/or cash flows. The uncertain nature of the impacts of the COVID-19 pandemic may continue to affect our results of operations into the foreseeable future. We believe we have sufficient liquidity to enable us to meet the Company’s working capital and other operating requirements, fund growth initiatives and capital expenditures, satisfy liabilities, and repay scheduled principal and interest payments on outstanding debt obligations.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2020 which can be found on Mercer Park Brand Acquisition Final Long form Prospectus filed on Sedar.com on May 7, 2021, unless otherwise disclosed in these accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021.

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Unaudited Condensed Interim Consolidated Financial Statements include the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest, if any, after elimination of intercompany accounts and transactions. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of September 30, 2021 and December 31, 2020, the consolidated results of operations for the three and nine months ended September 30, 2021 and 2020, and consolidated statements of equity and cash flows for the nine months ended September 30, 2021 and 2020 have been included.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810 “Consolidation”. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Functional Currency

The Company and its subsidiaries’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These Unaudited Condensed Interim Consolidated Financial Statements are presented in U.S. dollars as this is the primary economic environment of the group.

Loss per Share

The Company calculates basic loss per share by dividing net loss by the weighted-average number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) outstanding during the period. Diluted loss per share is determined by adjusting profit or loss attributable to Company shareholders and the weighted-average number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) outstanding, for the effects of all dilutive potential Subordinate Voting Shares, the Company takes into account all convertible debentures, warrants and stock options issued.

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.       CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical locations, which are not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were one (2021) and two (2020) customers for the three months ended September 30, 2021 and 2020 that comprised 31% and 29%, respectively, of the Company’s revenues. There were one (2021) and two (2020) customers for the nine months ended September 30, 2021 and 2020 that comprised 20% and 26%, respectively, of the Company’s revenues. As of September 30, 2021, one of these customers had a balance due to the Company of $2,079,372, or 78%, of total accounts receivable. As of December 31, 2020, there were two customers that comprised 37% of the Company’s revenues, these customers had balances due the Company $4,053,718, or 79%, of total accounts receivable.

4.       INVENTORY

As of September 30, 2021 and December 31, 2020, inventory consists of the following:

	2021	2020
Raw Materials	$4,061,683	$4,109,434
Work-in-Process	5,005,377	1,793,094
Finished Goods	2,288,902	963,474
Total Inventory	$11,355,962	$6,866,002

5.       INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in equity method accounting.

As of September 30, 2021, activity related to investments consist of the following:

		NRO
	LOB Group,	Management,	SoCal Hemp	ICANN,	5042 Venice,	Lompoc TIC,
	Inc.	LLC	JV, LLC	LLC	LLC	LLC	TOTAL
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$2,222,695	$228,961	$10,701,868
Additions	-	-	571,256	-	-	86,248	657,504
Distributions	-	-	-	-	(199,607)	(96,900)	(296,507)
Reclass of Investment for Acquisition	-	-	-	(2,045,309)	-	-	(2,045,309)
Income (Loss) on Equity Method Investments	64,389	(226,825)	(854,847)	-	182,225	(17,671)	(852,729)

Fair Value as of September 30, 2021	$2,873,801	$2,109,888	$775,187	$-	$2,205,313	$200,638	$8,164,827

During the three and nine months ended September 30, 2021, the Company recorded net loss from equity method investments of $568,471 and $852,729, respectively. During the three and nine months ended September 30, 2020, the Company recorded net losses from equity method investments of $51,489 and $126,397, respectively. These investments are recorded at the amount of the Company’s investment and as adjusted for the Company’s share of the investee’s income or loss, and dividends paid.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.       PROPERTY, PLANT AND EQUIPMENT

As of September 30, 2021 and December 31, 2020, property, plant and equipment consist of the following:

	2021	2020
Land	$69,047,874	$8,966,874
Buildings	106,458,448	11,211,573
Furniture and Fixtures	2,334,081	44,519
Leasehold Improvements	8,594,575	7,475,295
Equipment and Software	5,360,437	4,502,869
Construction in Progress	2,315,235	315,306
Total Property, Plant and Equipment	194,110,650	32,516,436
Less Accumulated Depreciation and Amortization	(7,171,505)	(5,324,409)
Property, Plant and Equipment, Net	$186,939,145	$27,192,027

For the three and nine months ended September 30, 2021 and 2020, the Company recorded depreciation and amortization expense of $743,982 and $2,115,671, respectively. For the three and nine months ended September 30, 2020, the Company recorded depreciation expense and amortization of $650,852 and $1,712,038, respectively.

During the three months ended September 30, 2021, the Company entered into a third amendment to its acquisition agreement (the “Camarillo Acquisition Agreement”) regarding the Camarillo Asset Acquisition. The purchase price was amended to $93,000,000 payable in cash. The Company further entered into a fourth amendment to the Camarillo Acquisition Agreement in which fixed assets in the amount of $110,000 were added to the net assets acquired and consideration to be credited to the sellers at closing, and the parties agreed to afford the sellers more time to obtain terminations to UCC-1 financing statements with respect to certain personal property conveyed as part of the Camarillo Asset Acquisition. The Company paid the total cash purchase price on closing on September 14, 2021 (“Closing Date”).The Camarillo Asset Acquisition was accounted for in accordance with ASC 805-50, “Acquisition of Assets Rather than a Business”. As consideration for the option right to purchase certain real property in conjunction with the Camarillo Acquisition Agreement (the "Option Right"), the Company issued 6,500,000 Equity Shares with an aggregate value of $29,250,000 on the Closing Date. In addition to the Equity Shares issued for the Option Right on the Closing Date, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, and a potential earnout fee of up to $75,000,000, payable in Equity Shares, if certain conditions and financial metrics are met, see “Note 20 – Commitments and Contingencies” for further information.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.       DISPOSITION OF SUBSIDARY

On March 3, 2021, the Company entered into an agreement to assign all of its membership interests in Field Investment Co., LLC (“Field Investment Co.”), a subsidiary and Field Investment Co.’s subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party. On the same day, the Company immediately divested itself of Field Investment Co. and recognized a loss on disposition of a subsidiary in the amount of $6,070,902 for the nine months ended September 30, 2021. The subsidiary disposed of does not qualify as a discontinued operation in accordance with ASC 205 "Discontinued Operations”.

The net assets of the subsidiary that was disposed of consists of the following:

ASSETS:
Accounts Receivable, Net	$21,067
Prepaid Expenses and Other Current Assets	411,219
Operating Lease Right-of-Use Assets, Net	976,417
Property, Plant and Equipment, Net	310,501
Intangible Assets, Net	3,727,500
Goodwill	2,095,918
Other Assets	95,419
TOTAL ASSETS	$7,638,041
LIABILITIES:
Accounts Payable and Accrued Liabilities	$473,500
Operating Lease Liabilities	1,051,588
Notes Payable	42,051
TOTAL LIABILITIES	$1,567,139
NET ASSETS DISPOSED	$6,070,902

8.       BUSINESS ACQUISITIONS

On January 1, 2021, the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN, the following occurred: (i) the Company elected to convert an earlier issued convertible note with an unpaid principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four founder-holders of iCANN equity interests: (iii) the Company issued 731,369 Exchangeable Shares to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests who were not accredited investors. In addition, the Company granted 48,682 Exchangeable Shares to various consultants as a finder’s fee. During the nine months ended September 30, 2021, the Company recorded $225,000 in share-based compensation associated with grants to founder-holders.

The purchase price allocations for the business acquisition, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. All the acquisitions noted below were accounted for in accordance with ASC 805.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.       BUSINESS ACQUISITIONS (Continued)

Preliminary allocation of purchase price of business acquisitions completed during the nine months ended September 30, 2021 are as follows:

Total Consideration	2021
Cash	$442,956
Equity Investment Converted	2,045,309
Fair Value of Equity Issued	3,380,278
Total Consideration	$5,868,543
Net Assets Acquired (Liabilities Assumed)
Current Assets	$562,221
Operating Right-of-Use Asset	1,160,730
Property, Plant and Equipment	692,645
Deferred Tax Assets, Net	(209,466)
Current Liabilities Assumed	(922,745)
Long-Term Liabilities Assumed	(1,113,584)
Intangible Assets:
Intellectual Property	600,000
Dispensary License	2,900,000
Total Intangible Assets	3,500,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	3,669,801
Goodwill (1)	2,198,742
Total Net Assets Acquired	$5,868,543
Pro Forma Revenues (2)	n/a
Pro Forma Net Loss (2)	n/a

(1)              Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)	As the acquisition was completed on January 1, 2021, no pro forma information is required.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.       INTANGIBLE ASSETS

As of September 30, 2021 and December 31, 2020, intangible assets consist of the following:

	2021	2020
Definite Lived Intangible Assets	$790,000	$940,000
Intellectual Property
Total Definite Lived Intangible Assets	790,000	940,000
Less Accumulated Amortization	(169,167)	(201,000)
Definite Lived Intangible Assets, Net	620,833	739,000
Indefinite Lived Intangible Assets
Cannabis Licenses	4,300,000	4,540,000
Total Indefinite Lived Intangible Assets	4,300,000	4,540,000
Total Intangible Assets, Net	$4,920,833	$5,279,000

For the three and nine months ended September 30, 2021, the Company recorded amortization expense related to intangible assets of $39,500 and $130,667, respectively. For the three and nine months ended September 30, 2020, the Company recorded amortization expense related to intangible assets of $50,500 and $137,833, respectively. Additionally, during the nine months ended September 30, 2021, management noted no indications of impairment on its intangible assets.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2021 (remaining)	$39,500
2022	158,000
2023	158,000
2024	145,333
2025	120,000
Total Future Amortization Expense	$620,833

10.       GOODWILL

As of September 30, 2021 and December 31, 2020, goodwill was $4,918,823 and $4,815,999, respectively. See “Note 7 – Disposition of Subsidiary” and “Note 8 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year. During the nine months ended September 30, 2021, management noted no indications of impairment on its goodwill.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of September 30, 2021 and December 31, 2020, accounts payable and accrued liabilities consist of the following:

	2021	2020
Accounts Payable	$2,765,352	$2,583,910
Accrued Liabilities	2,419,273	1,082,980
Accrued Payroll and Related Liabilities	1,928,686	1,724,921
Income Taxes Payable	9,689,749	4,740,003
Sales Tax and Cannabis Taxes	1,228,878	1,178,904
Total Accounts Payable and Accrued Liabilities	$18,031,938	$11,310,718

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of September 30, 2021 and December 31, 2020 was approximately $429,000 and $1,007,000, respectively.

12.       DERIVATIVE LIBILITIES

During the nine months ended September 30, 2021 and the year ended December 31, 2020, the Company issued convertible debt to third parties and related parties, see “Note 14 – Notes Payable” and “Note 15 – Notes Payable – Related Parties”, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815 “Derivatives and Hedging” (“ASC 815”), the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following level 3 inputs:

	2021*	2020
Weighted-Average Risk Free Annual Rate	0.25%	0.82%
Weighted-Average Average Probability at Maturity	0.00%	0.31%
Weighted-Average Average Probability Before Maturity	100.00%	59.00%
Weighted-Average Average Probability at Change of Control	0.00%	33.00%
Weighted-Average Expected Annual Dividend Yield	0.0%	9.0%
Weighted-Average Expected Stock Price Volatility	0.0%	70.9%
Weighted-Average Expected Life in Years	-	2.28
* represents inputs immediately prior to the conversion on June 29, 2021

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities as of September 30, 2021 and December 31, 2020 is as follows:

	2021	2020
Balance at Beginning of Period	$7,365,000	$-
Derivative Liability Incurred Upon Issuance of Convertible Debt	182,000	7,113,337
Change in Fair Value	(825,000)	251,663
Reclassed to Equity Upon Conversion of Debt	(6,722,000)	-
Balance at End of Period	$-	$7,365,000

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

During the nine months ended September 30, 2021, the Company converted all its convertible debt with derivative conversion features to Preferred Shares. As a result, the Company fair valued the derivative through the date of conversion. The remaining derivative balance was reclassed to shareholders equity upon conversion of the related convertible debt, see “Note 14 – Notes Payable” and “Note 15 – Notes Payable – Related Parties” for further information. Management views that conversions of debt with bifurcated conversion features that are deemed derivatives should accounted under the conversion accounting model. As a result of the conversion of debt and relief of the derivative conversion feature, the Company recognized no loss on extinguishment of debt or additional amortization of debt discount as the conversion of the debt was executed under the original terms of the agreement as required under ASC 470 “Debt”.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.       LEASES

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Unaudited Condensed Interim Consolidated Balance Sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. The Company classifies a lease as an operating lease when it does not meet any criteria of a finance lease as set forth by ASC 842 “Leases”.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms at its properties that have either been extended or are reasonably certain to be extended. The terms used to calculate the lease liabilities and ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise.

The Company leases land, buildings, equipment and other capital assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the Unaudited Condensed Interim Consolidated Balance Sheets and are expensed in the Unaudited Condensed Interim Consolidated Statements of Operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Operating Lease Cost	$148,864	$231,168	$463,563	$725,648
Short-Term Lease Costs	149,371	126,090	400,353	367,513
Total Lease Expenses	$298,235	$357,258	$863,916	$1,093,161

	Nine Months Ended
	2021	2020
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$472,014	$650,033
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942

The weighted-average remaining lease term and discount rate related to the Company’s operating lease liabilities as of September 30, 2021 were 7.8 years and 17.0%, respectively. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.       LEASES (Continued)

Future minimum operating lease payments under non-cancelable operating leases as of September 30, 2021 are as follows:

December 31:	Third Parties	Related Parties	Total
2021 (remaining)	$60,000	$97,630	$157,630
2022	240,000	393,127	633,127
2023	240,000	396,783	636,783
2024	240,000	393,596	633,596
2025	240,000	320,004	560,004
Thereafter	1,220,000	880,011	2,100,011
Total Future Minimum Lease Payments	2,240,000	2,481,151	4,721,151
Less Imputed Interest	(769,821)	(970,875)	(1,740,696)
Total Amount Representing Present Value	1,470,179	1,510,276	2,980,455
Less Current Portion of Operating Lease Liabilities	(66,577)	(152,537)	(219,114)
Operating Lease Liabilities, Net of Current Portion	$1,403,602	$1,357,739	$2,761,341

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $5,800 to $27,000 and expire through January 2031. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments are included within the current and noncurrent operating lease liabilities.

14.       NOTES PAYABLE

As of September 30, 2021 and December 31, 2020, notes payable consist of the following:

	2021		2020
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum.	$-	(i)	343,435	(i)
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum.	-	(ii)	212,821	(ii)
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	-	(iii)	20,790,514	(iii)
Funds raised for Series A Preferred Stock financing. Recorded as debt bearing interest at 15.00 percent per annum prior to close of financing.	-	(iv)	-	(iv)
Other - Vehicle Loans	245,008		44,931
Total Notes Payable	245,008		21,391,701
Less Unamortized Debt Issuance Costs and Loan Origination Fees	-		(5,421,622
Net Amount	$245,008		$15,970,079
Less Current Portion of Notes Payable	(37,626		(601,187
Notes Payable, Net of Current Portion	$207,382		$15,368,892

(i)	During the year ended December 31, 2017, the Company issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matures in June 2021 and bears interest at 7.00 percent per year. The balance was fully paid during the nine months ended September 30, 2021.

(ii)	During the year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bears interest at 7.00 percent per year. The balance was fully paid during the nine months ended September 30, 2021.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	NOTES PAYABLE (Continued)

(iii)	Effective January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4.00 percent per year paid quarterly and generally accrue interest at a rate of 4.30 percent per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. On June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted to Preferred Shares. See “Note 12 – Derivative Liabilities” and “Note 16 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

(iv)	In March 2021, the Company began to raise a Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.0 percent cumulative dividend in year 1. During March 2021, the Company raised $7,625,000 from unrelated third parties recorded as debt. On June 29, 2021, all principal and accrued interest of such debt was converted to Preferred Shares. See “Note 12 – Derivative Liabilities” and “Note 16 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

Scheduled maturities of notes payable for the years ended December 31:

Principal
December 31:	Payments
2021 (remaining)	$9,204
2022	38,171
2023	40,433
2024	42,830
2025	45,368
Thereafter	69,002
Total Future Minimum Principal Payments	$245,008

15.       NOTES PAYABLE – RELATED PARTIES

As of September 30, 2021 and December 31, 2020, notes payable from related parties consist of the following:

	2021		2020
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	$-	(i)	$2,049,037	(i)
Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum.	-	(ii)	2,189,264	(ii)
Total Notes Payable - Related Parties	-		4,238,301
Less Unamortized Debt Issuance Costs and Loan Origination Fees	-		(534,335
Net Amount	$-		$3,703,966
Less Current Portion of Notes Payable - Related Parties	-		-
Notes Payable, Net of Current Portion - Related Parties	$-		$3,703,966

(i)	Effective January 8, 2020, the board of directors of GH Group approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors of GH Group approved an increase of the Senior Convertible Notes offering to $22,599,844. On June 29, 2021, the Senior Convertible Notes were automatically converted into Preferred Shares of GH Group following the occurrence of a Qualified Equity Financing (“QEF”) at a conversion price equal to the lesser of 80% of the cash price paid per Preferred Share or the quotient resulting from dividing $250,000,000 by the number of outstanding shares of common stock of GH Group immediately prior to the QEF. Prior to conversion, the Senior Convertible Notes bore cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were also issued a security interest in the stock and membership interests held by GH Group and its subsidiaries. As noted above, on June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted into Preferred Shares. See “Note 12 – Derivative Liabilities” and “Note 16 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	NOTES PAYABLE – RELATED PARTIES (Continued)

(ii)	During the year ended December 31, 2018, Magu Farm LLC (“Magu Farm”) issued approximately $9,925,000 in secured promissory notes convertible into equity interests (collectively, the “Magu Farm Convertible Notes”) in Magu Investment Fund LLC (“Magu Investment Fund”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned the balance of its respective Magu Farm Convertible Note (the “Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified to, among other things, provide KBCM with the right to convert the Kings Bay Note into Class A Common Stock at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded a loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other expense, net in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations for the nine months ended September 30, 2020. On June 29, 2021, all principal and accrued interest under the Kings Bay Note was converted into Preferred Shares, and the Kings Bay security interest was terminated by filing of a UCC -3 termination statement. See “Note 16 – Shareholders’ Equity” for further details on shares issued and amount.

During the nine months ended September 30, 2021, the Company issued a $2,000,000 promissory note to Beach Front Properties, LLC. The debt matures in February 2023 and bears interest at fifteen percent (15%) per year. On June 29, 2021, all principal and accrued interest under such promissory note was converted to Preferred Shares. See “Note 12 – Derivative Liabilities” and “Note 16 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

In June 2021, GH Group completed a QEF (i.e., of the offering and sale of the Preferred Shares in the amount of $12,530,963. The Preferred Shares carry an annual fifteen percent (15%) cumulative dividend in year 1. During March 2021, the Company raised $2,000,000 from Beach Front Properties, LLC that was initially recorded as debt. On June 29, 2021, all principal and accrued interest from such debt was converted into Preferred Shares. See “Note 12 – Derivative Liabilities” and “Note 16 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.       SHAREHOLDERS’ EQUITY

As of September 30, 2021, the authorized share capital of the Company is comprised of the following:

Authorized

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends.

Subordinate Voting Shares

The Company is authorized to issue an unlimited number of Subordinate Voting Shares without nominal or par value. Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Company may from time to time determine.

Exchangeable Shares (MPB Acquisition Corp.)

Exchangeable Shares are shares issued by MPB Acquisition Corp., a wholly-owned subsidiary of the Company (“MPB”), and will entitle their holders to rights that are comparable to those rights attached to the Subordinate Voting Shares, except that (i) the Exchangeable Shares will have 1.1 votes per share (this will expire after one (1) year, after which they will have one vote per share), and (ii) the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB. Until the Exchangeable Shares are exchanged for Subordinate Voting Shares, holders of Exchangeable Shares will not have the right to vote at meetings of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB. decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares will be exchangeable at any time, on a one-for-one basis, for Subordinate Voting Shares, at the option of the holder.

The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Voting Shares, which represents the holder’s claim on the equity of the Company. In order to comply with certain contractual requirements of the RTO, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Subordinated Voting Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Company’s publicly traded Subordinated Voting Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these consolidated financial statements due to (i) the fact that they are economically equivalent to the Corporation’s publicly traded Subordinated Voting Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Voting Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.       SHAREHOLDERS’ EQUITY (Continued)

Preferred Shares (GH Group)

The authorized total number of Preferred Shares of GH Group is 50,000,000. As of September 30, 2021, there are 19,024,159 Preferred Shares issued and outstanding. Holders of Preferred Shares are entitled to notice of and to attend any meeting of the shareholders of GH Group but are not entitled to vote. The Preferred Shares do not carry any voting rights and include a 15% cumulative dividend rate, which is increased by 5% in the year following the first anniversary of the date of issuance. Dividends are payable when and if declared by the Board of Directors. The Preferred Shares have a conversion option to convert the Preferred Shares into Class A Common Stock of GH Group within 60 days after the issuance by the holder. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of the Company, the holders of the Preferred Shares outstanding are entitled to be paid out of the assets of the Company available for distribution to it stockholders, before any payment shall be made to the holders of Junior Securities an amount in cash equal to the aggregate Liquidation Value which is a) all Preferred Shares held, b) plus unpaid accrued and accumulated dividends on the Preferred Shares (declared or undeclared) c) divided by the fair market value of 1 Series A Common Stock at the conversion time. The Company has the right to redeem all or some of the Preferred Shares from a holder for an amount equal to the Liquidation Value and all unpaid accrued and accumulated dividends. Capitalized terms not defined in this paragraph shall have the meanings ascribed in GH Group’s Certificate of Designation.

Transactions Prior to the Business Combination through September 30, 2020 (GH Group)

On January 31, 2020, pursuant to the Roll-Up Agreements, the Roll-Up was consummated whereby the assets and liabilities of a combined group of companies were rolled into GH Group through a series of mergers whereby GH Group now owns and controls the interest of all the entities previously combined. As a result of the Roll-Up, GH Group issued to the investors of the combined entities 22,388,322 Exchangeable Shares to certain GH Group Founder parties.

On February 11, 2020, GH Group issued 1,004,676 Exchangeable Shares valued at $3,095,642 related to an acquisition.

In February 2020, GH Group repurchased 201,435 Exchangeable Shares from an investor and issued as part of the Senior Convertible Notes in February 2020, $1,750,000 Senior Convertible Notes. The shares repurchased were simultaneously cancelled.

Transactions Prior to the Business Combination through June 29, 2021 (GH Group)

On January 1, 2021, GH Group issued 731,369 Exchangeable Shares valued at $3,380,278 related to an acquisition, see “Note 8 – Business Acquisitions”. In addition, GH Group issued an additional 48,682, Exchangeable Shares to brokers and consultants for the acquisition. The shares issued to brokers and consultants for the acquisition were recorded as share based compensation in the amount of $225,000.

In June 2021, GH Group issued 646,096 Exchangeable Shares in conversion of $1,925,000 in Senior Convertible Notes.

In June 2021, GH Group issued 160,149 Exchangeable Shares for the cashless exercise of 1,968,300 warrants.

Transactions Contemporaneous to the Business Combination (June 29, 2021) and through September 30, 2021 (Glass House Brands Inc.)

On June 29, 2021, contemporaneously with the Business Combination, the Company issued 4,754,979 Multiple Voting Shares to the founders of GH Group, Inc and issued 22,335,908 Subordinate Voting Shares to investors for approximately $124,409,000 in cash, net of fees but before the value of the earnout liability recorded of $7,640,334, see “Note 20 – Commitments and Contingencies”.

During the nine months ended September 30, 2021, the Company through GH Group, issued 38,806,009 Preferred Shares in connection with the Series A Preferred Stock financing and conversion of Senior Convertible Notes into Preferred Shares with an aggregate value of $31,288,392, net of the value of the initial derivative liability. In conjunction with these transactions, the Company issued 4,928,248, as converted, Company warrants with an exercise price of $10.00 per warrant which expire in June 2024. Simultaneously, Preferred Shareholders holding 19,781,850 Preferred Shares elected to convert their Preferred Shares to 2,512,295 Exchangeable Shares.

On June 29, 2021, holders of 5,392,564 vested options of GH Group exercised their vested options (some on a cashless basis and cash exercise) and were issued Subordinate Voting Shares. As a result, the Company issued 525,039 Subordinate Voting Shares.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.       SHAREHOLDERS’ EQUITY (Continued)

On September 14, 2021, in conjunction with the closing of the Camarillo Acquisition for the purchase of certain real property, the Company issued 6,500,000 Subordinate Voting Shares with an aggregate value of $29,250,000, see “Note 6 – Property, Plant and Equipment” for further information.

On August 23, 2021, the Company received $1,000,000 from an investor prior to receiving shares. Subsequent to September 30, 2021, the Company issued 100,000 Subordinate Voting Shares to the investor.

17.       SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Subordinate Voting Shares, to any employee, officers, consultants or directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, stock appreciation rights, restricted stock and or other awards (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative. Compensation issuable under the Incentive Plan is governed by the policies and procedures promulgated by the Company’s Compensation, Nominating, and Governance Committee as adopted by the Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan is 15% of the outstanding capitalization of the Company, including the Exchangeable Shares, as calculated using the treasury method. If an Award expires, becomes exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms). Shares that have been issued under the Incentive Plan will result in additional capacity in the Incentive Plan. Granting and vesting of Awards will be determined by the Compensation Committee or the Board of Directors as applicable. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

At the close of the Business Combination, GH Group had 31,417,654 outstanding vested options with a blended average exercise price of $0.23 and 29,474,324 outstanding unvested options with a blended average exercise price of $0.26. Incident to the close 5,392,564 options were exercised resulting in the issuance of 525,039 Subordinate Voting Shares.

Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1,395,992 Subordinate Voting Shares to be issued on or before June 29, 2024. As these shares have not been issued and are payable on or before June 29, 2024, the Company reclassed out from equity to shares payable, $ 2,756,830. Unvested NQSOs were exchanged to restricted stock units (“RSUs”) of the Company on substantially similar terms to the NQSO grants equal to the net-value of such options at close using a share price of $10 and a GH Group Class A Common share value of $0.97 prior to close. As a result, the Company issued 1,047,838 RSU’s.

Vested and unvested GH Group incentive stock options (“ISOs”) were exchanged for Company incentive stock options using an exchange ratio of 10.27 to 1. This resulted in the exchange of 21,112,030 ISO’s for 2,055,543 Company incentive stock options.

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of	Average
	Stock Options	Exercise Price
Balance as of December 31, 2020	48,403,624	$0.22
Granted	12,604,612	$0.30
Forfeited	(296,345)	$0.24
Exercised	(5,392,564)	$0.26
Exchanged for Subordinate Shares	(19,320,931)	$0.26
Converted to RSU's	(14,886,359)	$0.26
Effect on Conversion related to the Business Combination	(19,056,494)	$0.28
Balance as of September 30, 2021	2,055,543	$2.69

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.       SHARE-BASED COMPENSATION (Continued)

The following table summarizes the stock options that remain outstanding as of September 30, 2021:

	Exercise		Stock Options	Stock Options
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Subordinate Voting Shares	$2.26	October 2024	976,925	-
Subordinate Voting Shares	$3.08	January 2025	37,832	-
Subordinate Voting Shares	$3.08	April 2025	148,381	-
Subordinate Voting Shares	$3.08	January 2026	892,405	-
			2,055,543	-

For the three and nine months ended September 30, 2021 and year ended December 31, 2020, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2021	2020
Weighted-Average Risk-Free Annual Interest Rate	0.29%	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	84.6%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the nine months ended September 30, 2021 and year ended December 31, 2020, the weighted-average fair value of stock options granted was $0.31 and $0.18, respectively, per option. As of September 30, 2021 and December 31, 2020, stock options outstanding have a weighted-average remaining contractual life of 4.0.

For the three months ended September 30, 2021 and 2020, the Company recognized $817,901 and $628,097, respectively, in share-based compensation expense related to these stock options. For the nine months ended September 30, 2021 and 2020, the Company recognized $3,086,640 and $1,945,909, respectively, in share-based compensation expense related to these stock options.

Restricted Stock Units

As previously noted, 1,047,838 RSU’s were issued for the exchange of 14,886,359 GH Group stock options prior to the Business Combination. An additional grant of 2,562,804 RSU’s were made to certain members of the Company’s management which vests over three years and are subject to accelerated vesting if certain performance metrics are achieved.

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of
Restricted
Stock
Balance as of December 31, 2020	-
Granted	2,562,804
Exchanged and Converted from Options	1,047,838
Balance as of September 30, 2021	3,610,642

During the three and nine months ended September 30, 2021, the Company recognized $2,153,223 and $2,200,032, respectively, in stock-based compensation related to RSU’s. No stock-based compensation was recognized with regards to RSU’s for the three and nine months ended September 30, 2020.

GLASS HOUSE BRANDS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements (Amounts Expressed in United States Dollars Unless Otherwise Stated)

17. SHARE-BASED COMPENSATION (Continued)

Stock Appreciation Right Units

During the nine months ended September 30, 2021, GH Group issued 230,752 stock appreciation rights (“SARs”) units to various employees of the Company. The SAR units vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SAR units will receive cash in the amount of the units they exercise multiplied by the excess of the fair market value of the Company’s Equity Share over the stated strike price of the SAR unit. As the SAR units are cash settled, the Company recognizes the value of the SAR units as liabilities which are included in accounts payable and accrued liabilities in the Unaudited Interim Consolidated Balance Sheets. As of September 30, 2021, the Company recorded a liability of approximately $79,000.

A reconciliation of the beginning and ending balance of SAR units outstanding is as follows:

Number of
Stock
Appreciation
Right Units
Balance as of December 31, 2020	-
Granted	230,752
Forfeited	(47,708)
Balance as of September 30, 2021	183,044

During the three and nine months ended September 30, 2021, the Company recognized approximately ($173,000) and $79,000, respectively, in expense related to SAR units.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

		Weighted-
	Number of Warrants	Average Exercise Price
Balance as of December 31, 2020	1,968,300	$0.16
Exercised	(1,968,300)	$0.16
Assumed from the Business Combination	28,489,500	$11.50
Granted	4,928,248	$10.00
Balance as of September 30, 2021	33,417,748	$11.28

The following table summarizes the warrants that remain outstanding as of September 30, 2021:

	Exercise		Warrants	Warrants
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Subordinate Voting Shares	$11.50	June 2026	28,489,500	28,489,500
Subordinate Voting Shares	$10.00	June 2024	4,928,248	4,928,248
			33,417,748	33,417,748

As of September 30, 2021 and December 31, 2020, warrants outstanding have a weighted-average remaining contractual life of 4.4 and 2.6 years, respectively.

GLASS HOUSE BRANDS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements (Amounts Expressed in United States Dollars Unless Otherwise Stated)

18. LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Net Loss	$(7,728,476)	$(3,804,960)	$(25,598,990)	$(12,600,229)
Weighted-Average Shares Outstanding - Basic and Diluted	51,293,958	23,191,563	33,305,042	20,616,559
Loss Per Share - Basic and Diluted	$(0.15)	$(0.16)	$(0.77)	$(0.61)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

19. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Current:
Federal	$737,570	$1,214,770	$4,189,281	$2,542,023
State	85,153	396,795	1,174,630	800,807
Total Current	822,723	1,611,565	5,363,911	3,342,830
Deferred:
Federal	(44,133)	(5,398)	(245,600)	130,074
State	(5,798)	7,000	(81,567)	72,966
Total Deferred	(49,931)	1,602	(327,167)	203,040
Total Provision for Income Taxes	$772,792	$1,613,167	$5,036,744	$3,545,870

The Company has used a discrete effective tax rate method to calculate taxes for the fiscal three- and nine-month periods ended September 30, 2021 and 2020. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three- and nine-month periods ended September 30, 2021 and 2020.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of September 30, 2021 and December 31, 2020, potential benefits of $1,366,899 and $849,358, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of September 30, 2021, the Company’s federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GLASS HOUSE BRANDS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements (Amounts Expressed in United States Dollars Unless Otherwise Stated)

20. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of September 30, 2021 and December 31, 2020, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Contingent Earnout – Business Combination on June 29, 2021

Upon closing of the Business Combination on June 29, 2021, 1,008,975 Equity Shares related to the sponsors of Mercer Park Brand Acquisition Corp. were locked up by the Company. These shares are to be released from the lockup restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of September 30, 2021, the Company released 392,819 Equity Shares that were originally subject to lock up restrictions. In accordance with ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”), management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 Equity Shares which remained locked up as of September 30, 2021 were valued and recorded as a liability in the amount of $7,640,334. The remaining Equity Shares are subject to a capital based earnout of permitted debt or equity financings within one year following closing as further defined in the Investor Rights Agreement. As of September 30, 2021, the value of the contingent earnout was $3,086,941 and included as a component of contingent shares and earnout liabilities in the accompanying Unaudited Condensed Interim Consolidated Balance Sheet. The change in fair value of $4,553,393 was recorded as a component of change in fair value of contingent liabilities during the three and nine months ended September 30, 2021 and is included in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations.

Additional earnout payments consisting of up to an additional 6,306,095 of the Company’s Equity Shares are issuable to the sponsors of Mercer Park and all holders of record of the Equity Shares, the Exchangeable Shares, vested stock options and vested RSU’s as of September 30, 2021 in the event the 20-day VWAP of the Equity Shares reaches $13.00 or $15.00 within two years of closing. In the event that the permitted debt or equity raised by Company and Equity Share price targets are not met, as described in the Investor Rights Agreement, the earnout payments will be forfeited. In accordance with ASC 480, management determined the provisions of these earnouts did not require liability treatment. As of September 30, 2021, no shares were issued in connection with these earnouts.

Contingent Earnout – Camarillo Transaction

As a consideration for the Option Right, the Company is obligated to pay a contingent earnout fee of up to $ 75,000,000, payable in Equity Shares, if certain conditions and financial metrics are met. In accordance with ASC 480, the Company recorded $19,847,000 as a capital addition to property and equipment and as a liability, which is included in contingent shares and earnout liabilities in the accompanying Unaudited Condensed Interim Consolidated Balance Sheet as of September 30, 2021. The value of the contingent consideration is based upon the potential earn out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using discounted cash flow model that is based on unobservable inputs.

Contingent Shares – Camarillo Transaction

As consideration for the Option Right, the Company issued 6,500,000 Equity Shares with an aggregate value of $29,250,000 on the Closing Date. The Company capitalized the fair value of the Option Right during the nine months ended September 30, 2021. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing occur, if any, as defined in the Option Right Agreement. As a result, of the Company’s obligation to issue up to 3,500,000 Equity Shares as a contingent payment if certain conditions and financials metrics are met, the Company initially recorded $14,973,000 as a liability, which is included in contingent shares and earnout liabilities in the accompanying Unaudited Condensed Interim Consolidated Balance Sheet as of September 30, 2021. As this contingent liability is considered a derivative under ASC 815, the Company recorded a change in fair value of $1,330,000 during the three and nine months ended September 30, 2021 and is included as component of change in fair value of contingent liabilities in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

GLASS HOUSE BRANDS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements (Amounts Expressed in United States Dollars Unless Otherwise Stated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”) entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne professionally known as Bella Thorne for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of License and Service Agreement is 3 years, with the right to renew upon 60- days prior notice for additional 2-year term. Royalty fees for Bella boxes are 10% for the 1st year and 12% for 2-5 years. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for 3-5 years. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). For a renewal term, the minimum guarantee fee is $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the three and nine months ended September 30, 2021, the Company recognized expenses related to these royalties in the amount of $107,186 and $294,686, respectively. During the three and nine months ended September 30, 2020, the Company recognized expenses related to these royalties in the amount of nil and $137,500, respectively. As of September 30, 2021 and December 31, 2020, the Company has $187,500 and nil, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the Unaudited Interim Consolidated Balance Sheets

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2021 and December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Unaudited Condensed Interim Consolidated Financial Statements relating to claims and litigations. As of September 30, 2021 and December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

21. RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital LLC, a California limited liability company (“Magu Capital”), an affiliate of certain significant shareholders of GH Group, entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of and as performance for such services) in consideration of GH Group’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of GH Group, a warrant to purchase a fixed number of Class A Common shares of GH Group at an agreed upon strike price and no later than three years following the grant date. On June 28, 2021, GH Group notified Magu Capital of its termination of the Services and Incubation Agreement, and by extension the automatic exercise of Magu Capital’s warrant issued in connection with the Services and Incubation Agreement.

On July 23, 2020, GH Group issued to Magu Capital a warrant to purchase Class A Common shares of GH Group (the “Magu Capital Warrant”), in full satisfaction of GH Group’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the incubation services. The Magu Capital Warrants was fair valued at approximately $427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $ 573,000 which is recorded as a component of other income in the accompanying consolidated statement of operations for the nine months ended September 30, 2020.

GLASS HOUSE BRANDS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements (Amounts Expressed in United States Dollars Unless Otherwise Stated)

21. RELATED PARTY TRANSACTIONS (Continued)

Issuance of Exchangeable Shares for Management Services

In January 2020, as part of the Roll-Up, GH Group: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders of GH Group, 880,870 Class A Common shares of GH Group, in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund (i.e., one of the entities that merged with GH Group in the Roll-Up); and (b) issued to Magu Capital, an affiliate of certain significant shareholders GH Group, 2,263,513 Class A Common shares of GH Group, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund (i.e., entities that merged with GH Group in the Roll-Up). All of the Class A Common shares issued to APP Investment Advisors and Magu Capital were exchanged for Exchangeable Shares upon the closing of the Business Combination. See “Note 16 - Shareholders’ Equity” for further information on exchangeable shares.

22. SEGMENTED INFORMATION

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

23. REVENUES, NET

Revenues are disaggregated as follows for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Retail	$5,219,887	$3,819,809	$16,596,529	$10,767,543
Wholesale	11,951,965	9,487,950	34,489,881	20,552,266
Revenues, Net	$17,171,852	$13,307,759	$51,086,410	$31,319,809

24. RECLASSIFICATIONS

Certain comparative amounts have been reclassified to conform with current period presentation. There were no impacts on net loss, or cash flows for the periods presented.

25. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 15, 2021, which is the date these unaudited interim Condensed Consolidated Financial Statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the Condensed Consolidated Financial Statements or disclosure in the notes to the Condensed Consolidated Financial Statements.

Element 7 CA, LLC Transaction

Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the equity interests held by E7 in seventeen holding companies that hold the rights to in-process state and local cannabis retail licenses or license applications, some of which are partially owned. Under the E7 Merger Agreement, GH Group is obligated to purchase all such equity interests for each retail cannabis license that meets the conditions for sale and E7 is obligated to sell such equity interests. The consideration payable under the E7 Merger Agreement is $1,500,000 for 100% of E7’s equity interests in each cannabis retail license holding entity payable in Equity Shares of the Company at $10 per share (plus certain pre-close convertible debt financing of up to $4,000,000). This could result in the issuance of up to 2,400,000 Equity Shares in the amount of $24,000,000. Conditions to closing the transaction include, among other things, the availability of $25,000,000 for development of certain E7 retail cannabis licenses, and the delivery by E7 of certain leases.

GLASS HOUSE BRANDS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements (Amounts Expressed in United States Dollars Unless Otherwise Stated)

25. SUBSEQUENT EVENTS (Continued)

Effective February 23, 2021, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement, including, without limitation, a fixed fee of up to $5,580,000 and $150,000 for each transfer of retail cannabis license developed and transferred to GH Group.

On November 4, 2021, GH Group filed a lawsuit in Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert "Bobby" DiVito (together "Element 7") for a variety of claims arising from Element 7's conduct incident to the E7 Merger Agreement. In addition, GH Group has also given notice to E7 that it is terminating the E7 License Agreement for cause.

To date, E7 has fully transferred three retail licenses located in Dunsmuir, Hesperia, and Eureka, California out of a total of seventeen licenses that were contractually committed to be transferred under the terms of the E7 Merger Agreement. GH Group is confident that it will ultimately prevail in the lawsuit and be able to enforce the transfer of the remaining fourteen retail licenses.